Exhibit 99.2

This document shall also serve as a circular to holders of the ordinary shares of Alibaba Group Holding Limited for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Hong Kong Listing Rules, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange (the “NYSE”) in the United States under the symbol BABA.

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(NYSE Trading Symbol: BABA;

Hong Kong Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong SAR, China

PROXY STATEMENT

SECTION 1. OVERVIEW

The board of directors (the “Board”) of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “General Meeting”) to be held on September 22, 2026 at 8:00 p.m., Hong Kong Time, or 8:00 a.m., New York Time. The General Meeting will be held virtually by electronic means.

We are submitting the following proposals to the General Meeting for our shareholders’ approval, in each case by ordinary resolution requiring a simple majority of the votes cast at the General Meeting:

•
Proposal 1: Share Issuance Mandate – grant the Board a general mandate, until the next annual general meeting of the Company, to issue, allot and/or otherwise deal with additional Ordinary Shares not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting;

•
Proposal 2: Share Repurchase Mandate – grant the Board a general mandate, until the next annual general meeting of the Company, to repurchase Ordinary Shares not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting;

•
Proposal 3: Election of Directors – elect, as separate resolutions, each of Maggie WU, Kabir MISRA and Weijian SHAN as directors, to serve until the Company’s 2029 annual general meeting; and

•
Proposal 4: Appointment of Independent Registered Public Accounting Firms – Appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, until the next annual general meeting of the Company.

A - 1

Please see below for further information on the above proposals. For information on attending and voting at the meeting, please refer to the Notice of Annual General Meeting, which is incorporated by reference into and as a part of this proxy statement.

You can review and download this proxy statement, the meeting notice and the proxy form at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of these proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

SECTION 2. PROPOSALS TO THE GENERAL MEETING

Proposal 1: Share Issuance Mandate (Ordinary Resolution)

In order to give us the flexibility to issue our ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”) (including in the form of American depositary shares, each representing eight Ordinary Shares (“ADSs”)), where appropriate, the Board has proposed that the shareholders of the Company grant the Share Issuance Mandate to the Board to issue, allot and/or otherwise deal with additional Ordinary Shares (including in the form of ADSs) of the Company (including any sale or transfer of Ordinary Shares repurchased and held by the Company as treasury shares (“Treasury Shares”)) not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting. Any additional Ordinary Shares to be issued or allotted pursuant to this Share Issuance Mandate shall not be at a discount of more than 10% (with 20% being the maximum permitted under the Hong Kong Listing Rules) to the Benchmarked Price as described below.

For the purposes of this Share Issuance Mandate, the Benchmarked Price means the price which is the higher of:

(i)
the closing price of the Ordinary Shares (or in the form of ADSs) on the date of the agreement involving the relevant proposed issue of Ordinary Shares of the Company; and
(ii)
the average closing price of the Ordinary Shares (or in the form of ADSs) in the 5 trading days on the Hong Kong Stock Exchange or NYSE (as the case may be) immediately prior to the earlier of:
a.
the date of announcement of the transaction or arrangement involving the relevant proposed issue of Ordinary Shares (including in the form of ADSs);
b.
the date of the agreement involving the relevant proposed issue of Ordinary Shares (including in the form of ADSs); and
c.
the date on which the price of the Ordinary Shares (including in the form of ADSs) that are proposed to be issued is fixed.

As of August 5, 2026, being the latest practicable date prior to the printing of this proxy statement for ascertaining certain information for inclusion herein (the “Latest Practicable Date”), the Company had an aggregate of 19,174,988,918 Ordinary Shares in issue (excluding any Treasury Shares). For illustration purposes only and on the assumption that the number of issued Ordinary Shares remains unchanged between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the proposed Share Issuance Mandate to issue or resell (in the case of Treasury Shares) a maximum of 1,917,498,891 Ordinary Shares (including in the form of ADSs) of the Company.

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate as set out in proposal 2 below, the Company may, as permitted under the applicable laws and regulations (including the Hong Kong Listing Rules), (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to this Share Issuance Mandate and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

The Share Issuance Mandate shall be effective from the date of the General Meeting until the earlier of (i) the conclusion of the next annual general meeting of the Company, or (ii) the passing of an ordinary resolution by shareholders of the Company in a general meeting revoking or varying the Share Issuance Mandate (the “Issuance Period”).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” GRANTING THE SHARE ISSUANCE MANDATE TO THE BOARD TO ISSUE, ALLOT AND/OR OTHERWISE DEAL WITH ADDITIONAL ORDINARY SHARES (INCLUDING IN THE FORM OF ADSs) OF THE COMPANY (INCLUDING ANY SALE

OR TRANSFER OF TREASURY SHARES) DURING THE ISSUANCE PERIOD NOT EXCEEDING 10% OF THE NUMBER OF ISSUED ORDINARY SHARES OF THE COMPANY (EXCLUDING TREASURY SHARES) AS OF THE DATE OF PASSING OF THIS ORDINARY RESOLUTION AND ANY ORDINARY SHARES TO BE ISSUED AND ALLOTTED PURSUANT TO THIS MANDATE SHALL NOT BE AT A DISCOUNT OF MORE THAN 10% TO THE BENCHMARKED PRICE.

Proposal 2: Share Repurchase Mandate (Ordinary Resolution)

In order to give us the flexibility to repurchase Ordinary Shares (including in the form of ADSs) where appropriate, the Board has proposed that the shareholders of the Company grant the Share Repurchase Mandate to the Board to repurchase our Ordinary Shares (including in the form of ADSs) not exceeding 10% of the number of issued Ordinary Shares as of the date of the General Meeting (excluding any Treasury Shares). For illustration purposes only and on the assumption that the number of issued Ordinary Shares remains unchanged between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the proposed Share Repurchase Mandate to repurchase a maximum of 1,917,498,891 Ordinary Shares (including in the form of ADSs) of the Company.

The Share Repurchase Mandate shall be effective from the date of the General Meeting until the earlier of (i) the conclusion of the next annual general meeting of the Company, or (ii) the passing of an ordinary resolution by shareholders of the Company in a general meeting revoking or varying the Share Repurchase Mandate (the “Repurchase Period”).

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate, the Company may, as permitted under the applicable laws and regulations (including the Hong Kong Listing Rules), (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to the Share Issuance Mandate as set out in proposal one and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

An explanatory statement as required under the Hong Kong Listing Rules, giving certain information regarding the Share Repurchase Mandate, is attached as Exhibit A hereto.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” GRANTING THE SHARE REPURCHASE MANDATE TO THE BOARD TO REPURCHASE ORDINARY SHARES (INCLUDING IN THE FORM OF ADSs) OF THE COMPANY DURING THE REPURCHASE PERIOD NOT EXCEEDING 10% OF THE NUMBER OF ISSUED ORDINARY SHARES OF THE COMPANY (EXCLUDING TREASURY SHARES) AS OF THE DATE OF PASSING OF THIS ORDINARY RESOLUTION.

Proposal 3: Election of Directors (each an Ordinary Resolution)

The term of office of three of the ten directors of the Company will expire at the General Meeting. These three directors have been nominated for re-election at the General Meeting.

According to Article 88 of the currently effective Memorandum and Articles, the Board is divided into three groups designated as Group I, Group II and Group III, with as nearly equal a number of directors in each group as possible. Currently, the Board consists of three Group I directors, four Group II directors and three Group III directors. The current term of office of the Group III directors, consisting of Maggie Wei WU, Kabir MISRA and Weijian SHAN will expire at the General Meeting.

Pursuant to Articles 88 and 90 of the currently effective Memorandum and Articles, (1) the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) has nominated Mr. Misra and Mr. Shan, and (2) the Alibaba Partnership has nominated Ms. Wu, in each case for election as a Group III director, to serve for a term of office to expire at the Company’s 2029 general meeting, or until such director’s successor is elected or appointed, or his or her earlier resignation or removal.

Pursuant to Article 91 of the currently effective Memorandum and Articles, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate or appoint that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

Assuming all of the abovementioned director nominees are elected as directors at the General Meeting, the Board will continue to comprise a majority of independent directors. For more information on our directors, including their attendance, please see our latest annual report available on our website and the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the U.S. Securities and Exchange Commission (www.sec.gov).

The election of each director nominee who has been nominated for election at the General Meeting will be proposed and voted on as a separate resolution, and the resolutions to elect each such director nominee shall be independent of the resolutions to elect any other director nominee. Holders of Ordinary Shares and holders of ADSs may cast their votes in respect of any resolution to elect a director nominee differently from how they vote on any other resolution to elect any other director nominee.

Information About the Director Nominees

In reviewing the composition of the Board and any potential director candidates, the Nominating and Corporate Governance Committee considers multiple aspects of such candidates, such as professional skills and experiences, culture and diversity (including age, gender and cultural background), among other factors with reference to the principles and criteria set out in the Company’s corporate governance guidelines.

Mr. Misra has served as our director since September 2020 and our independent director since February 2023, and is currently a member of our Compensation Committee and Compliance and Risk Committee. Mr. Shan has served as our independent director since March 2022, and is currently a member of our Audit Committee. Ms. Wu, who is nominated by the Alibaba Partnership, has served as our director since September 2020, and is currently a member of our Sustainability Committee and our Capital Management Committee.

In nominating each of Mr. Misra and Mr. Shan for election as a director at the General Meeting, the Nominating and Corporate Governance Committee has considered, among others, the following factors:

•
Mr. Misra and Mr. Shan have confirmed to us their independence under the requirements set forth in Rule 3.13 of the Hong Kong Listing Rules and Section 303A of the NYSE Listed Company Manual (the “Independence Requirements”); and

•
with reference to the Independence Requirements, the Board has assessed and affirmatively determined that each of Mr. Misra and Mr. Shan is an independent director, and the Board is not aware of any circumstances which are likely to put into question their independence as independent directors of the Company.

The Nominating and Corporate Governance Committee has also considered the following: (i) Mr. Misra and Mr. Shan have been actively attending and participating in meetings of the Board and have discharged their duties as independent directors by providing independent, balanced and objective views in relation to the Company’s matters; and (ii) each of Mr. Misra and Mr. Shan has the relevant international experience, business exposure and qualifications in the relevant industries in which the Company conducts its businesses. Moreover, Mr. Misra and Mr. Shan have gained in-depth insight into our operations and various initiatives during their tenure and therefore are well-positioned to offer their perspectives and advice. As a result of their comprehensive understanding of the Company’s operations and the macro-environment in which the Company operates, the Company is able to benefit from their valuable insights in forming long-term business strategies.

Based on the above, the Board believes that the directorships in the Company of each of the director nominees will continue to provide valuable contributions to the Board.

Biographical information relating to the director nominees is set forth below.

Name	Age	Position/Title
Maggie WU1	58	Director
Kabir MISRA[2]	57	Independent Director
Weijian SHAN[2]	72	Independent Director

(1)
Nominated by the Alibaba Partnership.
(2)
Nominated by our Nominating and Corporate Governance Committee. Each of these director nominees is an independent director within the meaning of Section 303A of the NYSE Listed Company Manual as well as Rule 3.13 of the Hong Kong Listing Rules, and Mr. Shan also meets the criteria for independence for audit committee members set forth in Rule 10A-3 of the U.S. Exchange Act.

Maggie WU has been our director since September 2020. Ms. Wu joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. Since April 1, 2025, she is no longer involved in the day-to-day executive management of the Group but continues to contribute her experience and insight to the Company as a director. She was voted the best CFO in FinanceAsia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named as one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Ms. Wu was an audit partner at KPMG in Beijing. Ms. Wu is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Kabir MISRA has been our director since September 2020, and was redesignated as our independent director since February 2023. Mr. Misra is currently a managing partner at RPS Ventures, a venture capital firm in Los Altos, CA, which invests in emerging technology companies. Prior to October 2018, Mr. Misra was a managing partner at SoftBank Investment Advisors (which manages SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as advisor from 2018 to 2022) and assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Mr. Misra also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies in Asia and the U.S.. Prior to joining SoftBank, Mr. Misra worked as an investment banker in the U.S. and Hong Kong. Mr. Misra is currently also an independent director of PayActiv and Cargomatic. He received a Bachelor of Arts degree in Economics from Harvard University and a master’s degree in business administration from the Stanford Graduate School of Business.

Weijian SHAN has been our director since March 2022. He is the executive chairman and a co-founder of PAG, a leading private equity firm in Asia. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. Mr. Shan is a Trustee of the British Museum. He is also a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021, and director of Nasdaq-listed iQiyi, Inc between 2022 and 2025. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics).

Save as disclosed above, there are no other matters concerning each of the director nominees that need to be brought to the attention of the shareholders in connection with his or her re-election or to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules in relation to his or her re-election as a director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED

NOMINEES.

Proposal 4: Approval of Appointments of Independent Registered Public Accounting Firms of the Company (Ordinary Resolution)

The Company’s audit committee (the “Audit Committee”) proposes to approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, until the conclusion of the next annual general meeting of the Company. The estimated audit fees for the year ending March 31, 2027 payable by the Company will be RMB90 million. The estimate has taken into account, among other things, the historic fees of the auditor, the expected audit scope resources required to be committed by the auditor given the Company’s business scale and the industry in which the Company operates. The actual audit fees remain subject to the mutual agreement between the auditor and the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF APPOINTMENTS OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS AS THE U.S. AND HONG KONG INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS OF THE COMPANY, RESPECTIVELY, UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AND FOR THE BOARD TO DETERMINE THEIR REMUNERATION.

SECTION 3. OTHER MATTERS

This proxy statement, for which the directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this proxy statement is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this proxy statement misleading.

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

By order of the Board

Kevin Jinwei ZHANG

Company Secretary

Hong Kong, China

August 6, 2026

As at the date of this document, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

EXHIBIT A

EXPLANATORY STATEMENT

This explanatory statement contains all the information required pursuant to Rule 10.06(1)(b) of the Hong Kong Listing Rules.

1.
SHARE REPURCHASE MANDATE AMOUNT

As of the Latest Practicable Date, the total number of Ordinary Shares in issue (excluding Treasury Shares) was 19,174,988,918. Subject to the passing of the Share Repurchase Mandate, for illustration purposes only, on the assumption that no further Ordinary Shares are issued or repurchased between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 1,917,498,891 Ordinary Shares during the Repurchase Period. Taking into consideration the Ordinary Shares that may be issued or repurchased between the Latest Practicable Date and the date of the General Meeting, the actual maximum number of Ordinary Shares allowed under the Share Repurchase Mandate (if passed) will be disclosed in the poll results announcement to be published after the General Meeting.

2.
REASONS FOR REPURCHASE

The directors believe that it is in the best interests of the Company and its shareholders as a whole to have a general authority from its shareholders to enable the directors to repurchase the Ordinary Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value attributable per Ordinary Share to the shareholders and/or earnings per Ordinary Share and will only be made when the directors believe that such a repurchase will benefit the Company and its shareholders.

3.
FUNDING OF REPURCHASE

Repurchases of Ordinary Shares must be funded out of funds legally available for such purpose in accordance with our Memorandum and Articles, the Hong Kong Listing Rules and all applicable laws and regulations of the Cayman Islands.

In the event that the Share Repurchase Mandate was to be exercised in full at any time during the Repurchase Period, there might be a material adverse impact on the working capital and/or gearing position of the Company as compared with the position of the Company as disclosed in the audited financial statements for the year ended March 31, 2026 contained in the fiscal year 2026 annual report of the Company. However, the directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital and/or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

4.
SHARE PRICES

The highest and lowest prices at which the Ordinary Shares were traded on the Hong Kong Stock Exchange during each of the previous 12 months up to the Latest Practicable Date were as follows:

	Highest (HK$)	Lowest (HK$)
August 2025	126.00	114.60
September 2025	178.00	128.10
October 2025	186.20	153.00

EXHIBIT A

EXPLANATORY STATEMENT

	Highest (HK$)	Lowest (HK$)
November 2025	166.30	146.90
December 2025	160.10	141.60
January 2026	174.20	141.00
February 2026	167.90	142.20
March 2026	140.50	117.70
April 2026	138.40	117.50
May 2026	144.00	120.00
June 2026	131.20	88.65
July 2026	121.00	92.50
August 1, 2026 up to the Latest Practicable Date	129.20	120.10
5.
GENERAL

The directors will exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Hong Kong Listing Rules as well as the applicable laws of the Cayman Islands. Neither this explanatory statement nor any proposed repurchase pursuant to the Share Repurchase Mandate has any unusual features.

None of the directors nor, to the best of their knowledge having made all reasonable enquires, their close associates, have any present intention to sell any Ordinary Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No core connected persons of the Company have notified the Company that they have a present intention to sell Ordinary Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate, the Company may (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to the Share Issuance Mandate as set out in proposal 1 and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

For any Treasury Shares deposited with the Central Clearing and Settlement System used within the market system of Hong Kong Exchanges and Clearing Limited (“CCASS”), the Company shall (i) procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings of the Company for the Treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Ordinary Shares were registered in its own name as Treasury Shares.

EXHIBIT A

EXPLANATORY STATEMENT

6.
THE CODE ON TAKEOVERS AND MERGERS AND SHARE BUY-BACKS

If on the exercise of the power to repurchase Ordinary Shares pursuant to the Share Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 26 of the Code on Takeovers and Mergers and Share Buy-backs published by the Securities and Futures Commission of Hong Kong (the “Takeovers Code”).

As a result, a shareholder or group of shareholders acting in concert, depending on the level of increase in the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

Save as aforesaid, the Board is not aware of any consequences which would arise under the Takeovers Code as a result of an exercise of the Share Repurchase Mandate.

7.
SHARE REPURCHASE MADE BY THE COMPANY

In May 2019, our Board authorized a share repurchase program which has been upsized and extended a number of times by our Board since then. Most recently, in February 2024, our Board authorized a further upsize of our share repurchase program to US$65.0 billion which is effective through March 2027.

In the six months immediately preceding the Latest Practicable Date, the Company purchased a total of 3,916,729 ADSs on the NYSE, details of which are as follow:

Date of purchases	Number of ADSs purchased	Highest price paid (price per ADS) (US$)	Lowest price paid (price per ADS) (US$)
June 22, 2026	119,061	106.53	103.98
June 23, 2026	121,817	103.50	101.85
June 24, 2026	124,000	101.65	99.16
June 25, 2026	130,800	97.59	94.78
June 26, 2026	131,920	95.66	93.16
June 29, 2026	525,435	97.28	94.45
June 30, 2026	520,406	96.87	94.41
July 01, 2026	507,165	99.42	96.17
July 02, 2026	520,200	97.91	95.19
July 06, 2026	513,590	97.96	96.42
July 07, 2026	509,535	99.70	97.40
July 08, 2026	183,700	109.80	105.77
July 09, 2026	9,100	109.99	108.93